Exhibit 12.2

HIGHWOODS REALTY LIMITED PARTNERSHIP
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED UNIT DISTRIBUTIONS

Nine Months Ended September 30, 2018
Earnings:
Income before equity in earnings of unconsolidated affiliates	$120,612
Fixed charges	60,277
Capitalized interest	(4,674)
Distributions of earnings from unconsolidated affiliates	1,943
Total earnings	$178,158

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$51,579
Amortization of debt issuance costs	2,126
Capitalized interest	4,674
Interest component of rental expense	1,898
Total fixed charges	60,277
Preferred Unit distributions	1,869
Total fixed charges and Preferred Unit distributions	$62,146

Ratio of earnings to fixed charges	2.96
Ratio of earnings to combined fixed charges and Preferred Unit distributions	2.87